UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2012 (the “Schedule 14D-9”), by Cascade Corporation, an Oregon corporation (“Cascade”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all of Cascade’s outstanding shares of common stock, par value $0.50 per share (the “Shares”), at a price of $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated November 2, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Purchaser and TICO with the SEC on November 2, 2012 (the “Schedule TO”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein are used with the meanings given in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

The following disclosures supplement the “Background of the Offer” subsection of Cascade’s Schedule 14D-9 as follows:

The fifth full paragraph under the heading “Background of the Offer” on page 13 is amended by adding the following sentence immediately after the first sentence: “BofA Merrill Lynch representatives had to varying degrees discussed each of these strategies with Cascade management prior to the meeting as part of the preparation for its presentation to the Cascade Board.”

The second full paragraph on page 14 of the Schedule 14D-9 is amended by inserting the following sentence at the end of that paragraph: “BofA Merrill Lynch contacted the seven financial sponsors determined in consultation with the Cascade Board to be most likely to have both an interest in acquiring Cascade and the financial capacity to complete such a significant transaction.”

The last full paragraph on page 14 of the Schedule 14D-9 is amended by deleting the last sentence of the paragraph and replacing it with the following sentence: “Additional nonpublic information was provided to each firm at this time, including an approximately $6.0 million downward adjustment to Cascade’s initial projection for gross profit for the current 2013 fiscal year.”

The last full paragraph on page 16 of the Schedule 14D-9 is amended by deleting the second, third, fourth and fifth sentences and replacing those sentences in their entirety with the following: “Mr. Warren and Mr. Anderson believed that the meeting would include business discussion related to TICO’s diligence efforts, but the event was, in fact, primarily social, although TICO representatives did inquire as to Mr. Warren’s and Mr. Anderson’s future plans should a transaction occur. Mr. Yamaguchi expressed TICO’s interest in having Mr. Warren and Mr. Anderson remain with Cascade following a purchase, and Mr. Warren and Mr. Anderson each indicated a willingness to do so. No employment terms were discussed.”

The last paragraph on page 16 of the Schedule 14D-9 (which continues to page 17) is amended by adding the following clause at the end of the third sentence: “that were in addition to the adjustments reflected in non-public financial information provided to interested parties in July 2012.”

The last full paragraph on page 17 of the Schedule 14D-9 is amended by deleting the last sentence and replacing it with the following: “Representatives of Miller Nash, BofA Merrill Lynch and Mr. Anderson then described TICO’s diligence process since the last board meeting, and Mr. Warren and Mr. Anderson also reported on their September 5, 2012, dinner meeting with TICO representatives. Mr. Warren informed the Cascade Board that the meeting was primarily social in nature, but TICO did ask if he and Mr. Anderson would be willing to remain with Cascade following any transaction and they expressed a willingness to do so. Mr. Warren further indicated that there was no discussion of any specific employment terms and that there had been no further communications regarding possible continued employment since the dinner.”

The fifth full paragraph on page 19 of the Schedule 14D-9 is amended by deleting the first sentence in its entirety and replacing it with the following two sentences: “In light of Nomura’s statement to representatives of BofA Merrill Lynch and other factors, the Cascade Board reached a consensus that further attempts at negotiation would jeopardize the proposed transaction. No director expressed a contrary view.”

The following disclosure supplements the subsection “Selected Publicly Traded Companies Analysis” included under the subheading “Opinion of Cascade’s Financial Advisor” in Cascade’s Schedule 14D-9 as follows:

The second full paragraph on page 25 of the Schedule 14D-9 is amended by inserting the following sentence immediately after the second sentence of that paragraph: “The (a) calendar year 2013 EPS multiples of the selected companies had a range of 7.1x to 18.2x, with a mean of 12.5x and a median of 12.8x, (b) calendar year 2012 EBITDA multiples of the selected companies had a range of 3.8x to 9.8x, with a mean of 7.7x and a median of 8.2x, (c) calendar year 2013 EBITDA multiples for the selected companies had a range of 3.3x to 9.0x, with a mean of 6.9x and a median of 7.4x, (d) calendar year 2012 EBITDA less capex muliples of the selected companies had a range of 4.7x to 12.2x for the selected companies, with a mean of 9.8x and a median of 10.8x, and (e) calendar year 2013 EBITDA less capex muliples of the selected companies had a range of 3.9x to 10.5x for the selected companies, with a mean of 8.4x and a median of 9.0x.”

The following disclosures supplement the subsection “Selected Precedent Transactions Analysis” included under the subheading “Opinion of Cascade’s Financial Advisor” in Cascade’s Schedule 14D-9 as follows:

The table contained in the first full paragraph on page 26 of the Schedule 14D-9 is amended and restated to read in its entirety as follows:

Acquirer	Target	Announcement Date	Transaction Value ($mm)
AGCO Corporation	GSI Holdings Corp.	October 3, 2011	928
KPS Capital Partners, LP	Paladin Brands Holding, Inc. & Crenlo LLC	September 7, 2011	300
Blount International, Inc.	Woods Equipment Company	August 17, 2011	185
Terex Corporation	Demag Cranes AG	June 16, 2011	1,468
Unitas Capital	Hyva Holding B.V.	December 15, 2010	699
Regal-Beloit Corporation	Electrical products business of A.O. Smith Corporation	December 13, 2010	875
Griffon Corporation	Ames True Temper, Inc.	July 19, 2010	542
Bucyrus International, Inc.	DBT GmbH	December 8, 2006	831
Nidec Corporation	Motors and actuators business of Valeo, S.A.	October 20, 2006	179
KKR and Goldman Sachs Capital Partners	Linde Material Handling (KION Group)	October 6, 2006	5,082
Apollo Management, L.P.	Rexnord Corporation	May 24, 2006	1,825
Regal-Beloit Corporation	HVAC business of General Electric Company	November 15, 2004	400
Genstar Capital, L.P.	Colfax Power Transmission Group	October 25, 2004	180
The Cypress Group & OMERS Private Equity	Affinia Group Inc.	July 9, 2004	1,025

Castle Harlan, Inc.	Ames True Temper, Inc.	June 8, 2004	380
Parker-Hannifin Corporation	Denison International plc	December 8, 2003	193
AGCO Corporation	Valtra Corporation	September 10, 2003	672
The Carlyle Group	United Components, Inc.	May 1, 2003	800
Tecumeseh Products Company	Fasco Motors	November 27, 2002	415
The Carlyle Group	Rexnord Corporation	September 28, 2002	902
Terex Corporation	Genie Holdings, Inc.	July 24, 2002	270

The second full paragraph on page 25 of the Schedule 14D-9 is amended by inserting the following sentence immediately after the first sentence of that paragraph: “The LTM EBITDA multiples of the selected transactions ranged from 5.5x to 12.4x, with a mean of 7.3x and a median of 6.8x.”

The following disclosure supplements the subsection “Discounted Cash Flow Analysis (Perpetuity Growth Method)” included under the subheading “Opinion of Cascade’s Financial Advisor” in Cascade’s Schedule 14D-9 as follows:

The first full paragraph on page 27 of the Schedule 14D-9 is amended by inserting the following sentence immediately prior to the last sentence of that paragraph: “This analysis indicated a range of approximate implied exit multiples from 5.2x to 7.2x.”

The following disclosure supplements the subsection “Other Factors” included under the subheading “Opinion of Cascade’s Financial Advisor” in Cascade’s Schedule 14D-9 as follows:

The third bullet point in the second full paragraph on page 27 of the Schedule 14D-9 is amended and restated to read in its entirety as follows: “the implied per share equity value reference range for Cascade (rounded to the nearest $0.25) of $51.50 to $64.25, as compared to the consideration of $65.00 per share, resulting from an illustrative leveraged buyout analysis, which was based on estimated exit values for Cascade calculated by applying Cascade’s estimated fiscal year 2017 adjusted EBITDA to a selected range of exit multiples of 6.00x to 7.00x and illustrative required returns of 20.0% to 30.0% and assumed transaction expenses of $30 million and assumed maximum leverage of 4.0x based on projected LTM (ending October 31, 2012) EBITDA.”

The following disclosures supplement the subsection “Miscellaneous” included under the subheading “Opinion of Cascade’s Financial Advisor” in Cascade’s Schedule 14D-9 as follows:

The third full paragraph on page 28 of the Schedule 14D-9 is amended by deleting the first sentence and replacing it with the following sentence: “Cascade has agreed to pay BofA Merrill Lynch for its services in connection with the Transactions an aggregate fee of approximately $10,500,000, $100,000 of which was paid as a retainer, $1,500,000 of which was paid upon delivery of BofA Merrill Lynch’s opinion and the remainder of which is contingent upon consummation of the Offer.”

The fifth full paragraph on page 28 of the Schedule 14D-9 is amended by inserting the following sentence at the end of the paragraph: “From January 1, 2011 to October 31, 2012, BofA Merrill Lynch and its affiliates received aggregate revenues from Cascade and its affiliates for corporate, commercial and investment banking services unrelated to the Transactions of approximately $2,500,000.”

The first partial paragraph on page 29 of the Schedule 14D-9 (which begins on p.28) is amended by inserting the following sentence at the end of the paragraph: “From January 1, 2011 to October 31, 2012, BofA

Merrill Lynch and its affiliates received aggregate revenues from certain of TICO’s non-subsidiary affiliates for corporate, commercial and investment banking services unrelated to the Transactions of approximately $43,800,000.”

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The following disclosure supplements Item 5 of Cascade’s Schedule 14D-9 as follows:

The first full paragraph on page 29 of the Schedule 14D-9 is amended by inserting the following sentence immediately after the first sentence of the paragraph: “Based on Cascade’s inquiries of TICO, it is Cascade’s understanding that, from January 1, 2011 to October 31, 2012, BofA Merrill Lynch and its affiliates received no revenues from TICO or its subsidiaries for corporate, commercial or investment banking services.”

Item 8. Additional Information

The following disclosures supplement the “Prospective Financial Information” subsection of Cascade’s Schedule 14D-9 as follows:

The second table on page 34 of the Schedule 14D-9 is amended by deleting the table and replacing it in its entirety with the following:

	Fiscal Year Ending January 31,
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$543	596	653	709	759
Gross Profit	$169	184	200	215	230
SG&A	$90	94	98	102	107
EBIT	$80	91	102	113	123
Depreciation & Amortization	$10	11	12	12	12
Stock-Based Compensation	$3	3	3	3	3
Adj. EBITDA	$93	105	117	128	139
Change in Net Working Capital	$(2)	(14)	(16)	(15)	(14)
Capital Expenditures	$(17)	(17)	(18)	(20)	(21)

The table on page 35 of the Schedule 14D-9 is amended by deleting the table and replacing it in its entirety with the following:

	Fiscal Year Ending January 31,					Normalized Year
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Unlevered Free Cash Flow (1)	$44.9	41.1	46.4	52.7	60.3	77.7 (2)

(1) Unlevered free cash flow consists of EBIT, less taxes at an assumed rate of 33%, plus depreciation and amortization, less the change in net working capital and less capital expenditures.

(2) Normalized year unlevered free cash flow reflects normalized depreciation & amortization of $9.8 million, capital expenditures of $11.0 million and increase in net working capital of $5.2 million.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012

CASCADE CORPORATION

By:	/s/ Joseph G. Pointer
Name:	Joseph G. Pointer
Title:	Chief Financial Officer